

Mail Stop 3561

May 23, 2018

Via E-mail
David E. Bergman
Chief Financial Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

      Re: **Under Armour, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed February 28, 2018
              Form 8-K Filed May 1, 2018
              File No. 001-33202

Dear Mr. Bergman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to the Audited Consolidated Financial Statements
2 . Summary of Significant Accounting Policies
Goodwill, Intangible Assets and Long-Lived Assets, page 59

1. You state that as of December 31, 2017, no impairment of goodwill was identified and the fair value of each reporting unit substantially exceeded its carrying value. We also note that your Latin American segment has experienced operating losses in the past three years. Please provide us with an analysis that supports your assertion for your Latin American segment.

David E. Bergman
Under Armour, Inc.
May 23, 2018
Page 2

Form 8-K Filed May 1, 2018
Exhibit 99.1

2.   You present a full non-GAAP income statement for the quarter ended March 31, 2018 when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how your presentation complies with the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining